PE 12/24/2014

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

FEB 04 2015

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE





15005462

February 4, 2015

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8 (OD?)
Public
Availability: 2-4-15

Re: MetLife, Inc.
Incoming letter dated December 24, 2014

Dear Ms. Ising:

This is in response to your letters dated December 24, 2014 and January 28, 2015 concerning the shareholder proposal submitted to MetLife by William Steiner. We also have received letters on the proponent's behalf dated January 2, 2015 and January 14, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 4, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: MetLife, Inc.
Incoming letter dated December 24, 2014

The proposal requests that the board take the steps necessary so that each voting requirement in MetLife's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary, this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

There appears to be some basis for your view that MetLife may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that MetLife will provide shareholders at MetLife's 2015 annual meeting with an opportunity to approve amendments to MetLife's certificate of incorporation, approval of which will result in the replacement of each provision in MetLife's certificate of incorporation and bylaws that calls for a supermajority vote with a majority vote requirement. Accordingly, we will not recommend enforcement action to the Commission if MetLife omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which MetLife relies.

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

January 28, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: *MetLife, Inc.*
Supplemental Letter Regarding Shareholder Proposal of William Steiner (John Chevedden)
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated December 24, 2014, we requested that the staff of the Division of Corporation Finance (the "Staff") concur that our client, MetLife, Inc. (the "Company"), could exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof from John Chevedden on behalf of William Steiner (the "Proponent").

This letter supplements the Company's letter dated December 24, 2014, letter explaining the Company's intent to exclude the Proposal from the 2015 Proxy Materials. We supplementally ask that the Staff concur in the alternative that the Proposal is excludable pursuant to Rule 14a-8(i)(10) because the Company's Board of Directors (the "Board") has approved amendments to the Company's Amended and Restated Certificate of Incorporation (the "Certificate") and the Amended and Restated Bylaws (the "Bylaws") that substantially implement the Proposal. Pursuant to Rule 14a-8(j), we have concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Board has approved amendments to the Certificate and the Bylaws that substantially implement the Proposal, as discussed below.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," 1983 Release, and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

B. Action By The Company's Board To Approve The Certificate And Bylaw Amendments Substantially Implements The Proposal

The Company's Certificate and Bylaws contain supermajority voting provisions. The Board has approved amendments to the Certificate and Bylaws that will implement a simple majority voting standard in place of all of the supermajority voting provisions in the Certificate and Bylaws that apply to the Company's common stock. Specifically, the Board approved amendments to remove the supermajority voting provisions as follows:

- Certificate Article VI, Section 3(f): require a majority instead of the ¾ vote currently required for shareholders to amend the Bylaws;
- Certificate Article IX: require a majority instead of the ¾ vote currently required to amend certain sections of the Certificate (together with the prior amendment, the "Certificate Amendments"); and
- Bylaws Section 10.01(b): require a majority instead of the ¾ vote currently required for shareholders to amend the Bylaws (the "Bylaw Amendment").

Since each of the Certificate Amendments requires shareholder approval to become effective, the Board also approved submitting the Certificate Amendments for shareholder approval at the 2015 Annual Meeting of Shareholders and will recommend that shareholders approve them. The Bylaw Amendment will automatically become effective upon on the effectiveness of the corresponding amendment to the Certificate. If the Certificate Amendments receive the requisite shareholder approval, all supermajority voting requirements in the Certificate and the Bylaws that are applicable to the Company's common stock would be removed. Thus, the Certificate Amendments and the Bylaw Amendment substantially implement the Proposal.

The Staff consistently has concurred that similar shareholder proposals calling for the elimination of provisions requiring "a greater than simple majority vote" (like the Proposal) are excludable under Rule 14a-8(i)(10) where the supermajority voting standards in a company's governing documents are replaced with majority voting standards. For example, in *Medtronic, Inc.* (avail. June 13, 2013), the company argued that certificate amendments it would propose at the shareholders' meeting resulted in a similar proposal being excludable under both Rule 14a-8(i)(10) and Rule 14a-8(i)(9). The Staff concurred with exclusion under Rule 14a-8(i)(10) because, as with the Company's Certificate Amendments and Bylaw Amendment, the company's proposal "compare[d] favorably" with the shareholder proposal. *See also Visa Inc.* (avail. Nov. 14, 2014) (concurring with the exclusion of a shareholder proposal similar to the Proposal as substantially implemented where the company's board of directors approved amendments to the company's certificate and bylaws that would replace each provision that called for a supermajority vote with a majority vote requirement); *Hewlett-Packard Co.* (avail. Dec. 19, 2013) (concurring with the exclusion under Rule 14a-8(i)(10) of a shareholder proposal with the same language as the Proposal where the company's board approved a bylaw amendment to replace a two-thirds supermajority voting standard with a majority of outstanding shares voting standard); *McKesson Corp.* (avail. Apr. 8, 2011) (concurring with the exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that "each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws" as substantially implemented where the company's board approved amendments to its certificate of incorporation and bylaws that would eliminate the supermajority voting standards required for amendments to the certificate of incorporation and bylaws and replace such standards with a majority voting standard); *American Tower Corp.* (avail. Apr. 5, 2011) (concurring with the exclusion under Rule 14a-8(i)(10) of a proposal requesting that each supermajority shareholder voting requirement "be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws" where the board of directors of the company approved submitting an amendment to the certificate of incorporation to the company's shareholders for approval that would reduce the shareholder vote required to amend the bylaws from 66 2/3% to a majority of the then-outstanding shares); *Celgene Corp.* (avail. Apr. 5, 2010) (concurring with the exclusion of a proposal nearly identical to that in *American Tower* under Rule 14a-8(i)(10) as substantially implemented where a bylaw provision requiring a supermajority vote was eliminated and replaced by a majority of outstanding shares voting standard); *Express Scripts, Inc.* (avail. Jan. 28, 2010) (concurring with the exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that "each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal" was substantially implemented where the company's board of directors approved a bylaw amendment that would lower the voting standard required to approve certain bylaw amendments from 66 2/3% of outstanding shares to a majority of outstanding shares). Because the Board has taken the same actions as those described in the foregoing precedent, we believe that the Proposal is excludable under Rule 14a-8(i)(10).

In addition, the Staff has consistently granted no-action relief in situations where the board lacks unilateral authority to adopt amendments to a certificate of incorporation or bylaws but has taken all of the steps within its power to eliminate the supermajority voting requirements in those documents and submitted the issue for shareholder approval. For instance, in *Visa Inc.* and *McKesson Corp.*, discussed above, the companies' boards approved amendments to eliminate supermajority voting provisions, but the amendments would only become effective upon shareholder approval. The companies argued, and the Staff concurred, that no-action relief was appropriate based on the actions taken by the board and the anticipated actions of the companies' shareholders. *See also Applied Materials, Inc.* (avail. Dec. 19, 2008); *Sun Microsystems, Inc.* (avail. Aug. 28, 2008); *H.J. Heinz Co.* (avail. Mar. 10, 2008) (each granting no-action relief for a proposal similar to the Proposal based on board action and, as necessary, anticipated shareholder action).

Finally, the only supermajority voting provisions not addressed by the Certificate Amendments and the Bylaw Amendment are a provision in the Certificate of Designations of Floating Rate Non-Cumulative Preferred Stock, Series A and a provision in the Certificate of Designations of 6.50% Non-Cumulative Preferred Stock, Series B, which require the vote or consent of 66 2/3% of the holders of outstanding shares of the Preferred Stock to authorize most senior stock issuances, amendments to a series of Preferred Stock, or share exchanges, reclassifications, mergers and consolidations that harm the interest of the holders of Preferred Stock.[1] These limited voting provisions protect the investment interests of preferred shareholders, do not diminish the voting rights of holders of common stock generally, reflect the terms negotiated with the preferred shareholders at the time of their investment, and are not subject to amendment without approval of only such holders (and the Proponent only provided documentation establishing his ownership of the Company's common stock, not the Company's Preferred Stock). Staff precedent makes clear that the retention of this term does not preclude the Staff from determining that the Proposal is excludable under Rule 14a-8(i)(10). For example, in *Nicor Inc.* (avail. Jan. 28, 2008, *recon. denied* Feb. 12, 2008) the Staff concurred with the exclusion under Rule 14a-8(i)(10) of a shareholder proposal similar to the Proposal even though the governing documents continued to require a "supermajority vote of approval from the affected series of preferred or preference stock" (which was

---

[1] The Certificate of Designation, Preferences and Rights for the Series A Junior Participating Preferred Stock of MetLife, Inc., filed with the Secretary of State of Delaware on April 7, 2000, also contains a supermajority voting provision. However, there are no shares of this preferred stock outstanding.

outstanding at the time) for, among other things, certain amendments "that would adversely affect the rights of the holders of the shares of such series"). *See also Exxon Mobil* (Steiner) (avail. Mar. 21, 2011) (concurring with the exclusion of a similar shareholder proposal under Rule 14a-8(i)(10) despite a provision in the company's certificate requiring a two-thirds vote of Class B Preferred Stock on any proposed amendment to the certificate that would adversely affect the preferences, special rights or powers of the Class B Preferred); *Mattel Inc.* (avail. Feb. 3, 2010) (concurring with the exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting the ability of shareholders to act by written consent of a majority of outstanding shares where the company's certificate required "a two-thirds vote of any series of preferred stock on any proposed amendment to our Charter that would adversely affect the preferences, special rights or powers of such series").

CONCLUSION

Based upon the foregoing analysis, we believe that the Proposal has been substantially implemented by the Certificate Amendments and Bylaw Amendment approved by the Board and, therefore, is excludable under Rule 14a-8(i)(10). Thus, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials in reliance on Rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Mark A. Schuman, the Company's Vice President and Associate General Counsel, at (212) 578-9043.

Sincerely,



Elizabeth A. Ising

cc: Mark A. Schuman, MetLife, Inc.
John Chevedden
William Steiner

EXHIBIT A

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Jeffrey A. Welikson
Corporate Secretary
Metlife Inc (MET)
1095 Avenue Of Americas
New York, NY 10036
PH: 212-578-5500

Dear Mr. Welikson,

I purchased stock and hold stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting.

Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

7-28-14
Date

[MET: Rule 14a-8 Proposal, October 20, 2014]

Proposal 4 – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements can block proposals approved by most shareowners but opposed by a management that resists innovation.

This proposal topic won 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 74%-shareholder majority. Given these high votes at other major companies it is a little surprising that our management has not put forth this proposal topic on its own.

Please vote to increase shareholder rights:

Simple Majority Vote – Proposal 4

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



MET

Post-it® Fax Note 7671	Date 10-22-14	# of pages ▶
To Jeffrey Weliksin	From Jim Chevedden	
Co./Dept.	Co.	
Phone # 212-578-5500	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # ?	Fax #	

October 21, 2014

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum *** TD Ameritrade Clearing, Inc DTC #0188

Dear William Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that, since October 1, 2013, you have continuously held no less than 100 shares each of American Electric Power Inc (AEP), Sonoco Prods Co (SON), General Electric Co (GE), Nucor Corp (NUE), Brink's Co (BCO), Illinois Tool Works Inc (ITW), Flir Systems Inc (FLIR), Metlife Inc (MET), Verizon Communications Co (VZ), Ameren Corp (AEE) and Herbalife Ltd (HLF) in the above referenced account.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Andrew P Haag
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

*** FISMA & OMB Memorandum M-07-16 ***

LOS ANGELES CA 900

22 OCT 2014 PM 5 L



FORT McHENRY
The War of 1812

Mr. Jeffrey A. Welikson
Corporate Secretary
Metlife Inc.
1095 Avenue Of Americas
New York, NY 10036

10036+6726



JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 14, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
MetLife Inc. (MET)
Simple Majority Vote
William Steiner

Ladies and Gentlemen:

This is in regard to the December 24, 2014 company request concerning this rule 14a-8 proposal.

The company is not clear on whether the Board of Directors has authorized the action mentioned.

The company is also vague and does not mention whether its tentative proposal will address all the Articles of the Certificate that now require a super majority vote.

The company proposal is a pre-emptive maneuver after the shareholder proposal was submitted. The company submitted no evidence that it had ever planned or considered any type of 2015 Simple Majority Vote proposal until after the shareholder proposal was submitted. Exchange Act Release No. 40018 (May 21, 1998) (the adopting release), shows that Rule 14a-8(i)(9) was never intended to be used to allow a company to substitute its own proposal "in response to" one submitted by a shareholder.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Timothy Ring <tring@metlife.com>

[MET: Rule 14a-8 Proposal, October 20, 2014]

Proposal 4 – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements can block proposals approved by most shareowners but opposed by a management that resists innovation.

This proposal topic won 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 74%-shareholder majority. Given these high votes at other major companies it is a little surprising that our management has not put forth this proposal topic on its own.

Please vote to increase shareholder rights:

Simple Majority Vote – Proposal 4

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 2, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Metlife Inc. (MET)
Simple Majority Vote
William Steiner

Ladies and Gentlemen:

This is in regard to the December 24, 2014 company request concerning this rule 14a-8 proposal.

The company is not clear on when the Board of Directors is expected to authorize the action mentioned.

The company is vague and does not mention whether its tentative proposal will address all the Articles of the Certificate that now require a super majority vote.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Timothy Ring <tring@metlife.com>

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Partner
Direct: +1 202.955.8287
Fax: +1 202.530.9631
EIsing@gibsondunn.com

December 24, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: *MetLife, Inc.*
Shareholder Proposal of William Steiner (John Chevedden)
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, MetLife, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from John Chevedden on behalf of William Steiner (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because it directly conflicts with a proposal to amend the Amended and Restated Certificate of Incorporation of the Company (the "Certificate") that the Company's Board of Directors (the "Board") will submit for a shareholder vote at the 2015 Annual Meeting of Shareholders. Specifically, the Board has approved and determined to submit for shareholder approval at the 2015 Annual Meeting of Shareholders an amendment to Article VI, Section 3(f) of the Certificate, which would replace the current three quarters of outstanding shares supermajority voting standard required to approve future amendments to the Amended and Restated Bylaws with a majority of outstanding shares instead of a simple majority vote as requested by the Proposal (the "Company Proposal").[1]

---

[1] In addition, as requested by the Proposal, the Board has (1) approved amending the corresponding majority of outstanding shares requirement in Section 10.01(b) of the Bylaws effective upon the effectiveness of the Company Proposal, and (2) approved and determined to submit for shareholder approval at the 2015 Annual Meeting a majority of outstanding shares requirement (the lowest standard permitted by Delaware law) in Article IX of the Certificate regarding future amendments to certain sections of the Certificate.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts With A Proposal To Be Submitted By The Company At Its 2015 Annual Meeting of Shareholders.

The Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with the Company Proposal. Pursuant to Rule 14a-8(i)(9), a company may exclude a shareholder proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 40018, at n.27 (May 21, 1998).

The Staff has consistently concurred that, where a shareholder proposal like the Proposal and a company proposal like the Company Proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). For example, in *Capital One Financial Corp.* (avail. Jan. 30, 2013) and *Alcoa, Inc.* (avail. Jan. 6, 2012), the Staff concurred with the exclusion of substantially similar shareholder proposals requesting that the companies take steps to remove all supermajority voting provisions in favor of adopting a majority of votes cast standard because the companies instead proposed amendments that would have changed the voting standards to a majority of outstanding shares. In response to Capital One's request to exclude the shareholder proposal under Rule 14a-8(i)(9), the Staff noted the company's concern that "inclusion of the proposal and Capital One's proposal in Capital One's proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results." The Staff noted a similar concern in response to Alcoa's request to exclude the shareholder proposal under Rule 14a-8(i)(9). *See also Ellie Mae Inc.* (avail. Mar. 19, 2014); *The NASDAQ OMX Group, Inc.* (avail. Feb. 22, 2013); *CVS Caremark Corp.* (avail. Feb. 8, 2013); *L-3 Communications Holdings, Inc.* (avail. Jan. 28, 2013); *Fluor Corp.* (avail. Jan. 25, 2011); *Alcoa Inc. (K. Steiner)* (avail. Jan. 12, 2011); *Del Monte Foods Co.* (avail. June 3, 2010); *Dominion Resources, Inc.* (avail. Jan. 19, 2010, *recon. denied* Mar. 29, 2010); *The Walt Disney Co.* (avail. Nov. 16, 2009, *recon. denied* Dec. 17, 2009); *Best Buy Co., Inc.* (avail. Apr. 17, 2009) (in each case, concurring with the exclusion of a shareholder proposal requesting that the company's supermajority voting provisions be replaced with a majority of votes cast standard where company proposals would have reduced such supermajority voting provisions to a majority of shares outstanding standard). *See also SUPERVALU Inc.* (avail Apr. 20, 2012) (concurring with the exclusion of a shareholder proposal requesting that the company adopt simple majority voting where the company planned to submit a proposal reducing any supermajority provisions from 75% to 66 2/3%); *Duke Energy Corp.* (avail. Mar. 2, 2012) (concurring with the exclusion of a shareholder proposal requesting that the company adopt simple majority voting where the company planned to submit a proposal reducing any supermajority provisions from 80% to 75%); *Piedmont Natural Gas Co., Inc.* (avail. Nov. 17, 2011) (concurring with the exclusion of a shareholder proposal requesting that the company adopt simple majority voting where the company planned to submit a proposal reducing any supermajority provisions to 66 2/3%); *H.J. Heinz Co.* (avail. Apr. 23, 2007) (concurring with the exclusion of a shareholder proposal requesting that the company adopt simple majority voting where the company planned to submit a proposal reducing any supermajority provisions from 80% to 60%).

Consistent with the precedent cited above, the Company Proposal would replace the provision in Article VI, Section 3(f) of the Certificate, which currently requires a supermajority vote by shareholders, with a majority of outstanding shares standard. However, the Proposal requests that the Board take the steps necessary so that each voting requirement in the Company's Certificate and Bylaws "that calls for a greater than simple majority vote" be changed to "a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws." Thus, the Company Proposal and the Proposal could be read as implementing different voting standards for provisions in the Company's Certificate and Bylaws, which would mean there would be conflicting outcomes. For example, if the Company's shareholders approved both the Company Proposal and the Proposal, it would not be possible to determine which of the alternative proposals they preferred, as some shareholders may have supported both while other shareholders may have supported one but not the other. Further, if both proposals were voted upon, some shareholders may have supported one of the proposals solely in preference to the other proposal, but might not have supported either proposal on an individual basis, preferring instead to maintain the *status quo*. Accordingly, inclusion of both proposals in the 2015 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and would create the potential for inconsistent, ambiguous, or inconclusive results if both proposals were approved. Therefore, because the Company Proposal and the Proposal directly conflict, the Proposal is properly excludable under Rule 14a-8(i)(9).

CONCLUSION

Based upon the foregoing analysis, we believe that the Proposal directly conflicts with the Company Proposal and, therefore, is excludable under Rule 14a-8(i)(9). Thus, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials in reliance on Rule 14a-8(i)(9).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Mark A. Schuman, the Company's Vice President and Associate General Counsel, at (212) 578-9043.

Sincerely,



Elizabeth A. Ising

cc: Timothy J. Ring, Esq., MetLife, Inc.
Mark A. Schuman, Esq., MetLife, Inc.
John Chevedden
William Steiner

101850848.3

<u>EXHIBIT A</u>

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Jeffrey A. Welikson
Corporate Secretary
Metlife Inc (MET)
1095 Avenue Of Americas
New York, NY 10036
PH: 212-578-5500

Dear Mr. Welikson,

I purchased stock and hold stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting.

Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

7-28-14
Date

[MET: Rule 14a-8 Proposal, October 20, 2014]

Proposal 4 – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements can block proposals approved by most shareowners but opposed by a management that resists innovation.

This proposal topic won 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 74%-shareholder majority. Given these high votes at other major companies it is a little surprising that our management has not put forth this proposal topic on its own.

Please vote to increase shareholder rights:

Simple Majority Vote – Proposal 4

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



MET

Post-it® Fax Note 7671

To Jeffrey Welikson	Date 10-22-14 # of pages ▶
Co./Dept.	From Jim Chevedden
Phone # 212-578-5500	Co.
Fax # ?	Phone *** FISMA & OMB Memorandum M-07-16 ***
	Fax #

October 21, 2014

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** TD Ameritrade Clearing, Inc DTC #0188

Dear William Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that, since October 1, 2013, you have continuously held no less than 100 shares each of American Electric Power Inc (AEP), Sonoco Prods Co (SON), General Electric Co (GE), Nucor Corp (NUE), Brink's Co (BCO), Illinois Tool Works Inc (ITW), Flir Systems Inc (FLIR), Metlife Inc (MET), Verizon Communications Co (VZ), Ameren Corp (AEE) and Herbalife Ltd (HLF) in the above referenced account.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Andrew P Haag
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

*** FISMA & OMB Memorandum M-07-16 ***

LOS ANGELES CA 900

22 OCT 2014 PM 5 L


FORT McHENRY
The War of 1812

Mr. Jeffrey A. Welikson
Corporate Secretary
Metlife Inc.
1095 Avenue Of Americas
New York, NY 10036

10036+6726

